GIOVANNI CARUSO Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 27, 2021

Eric McPhee U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Embrace Change Acquisition Corp.

Amendment No. 1 Registration Statement on Form S-1

Filed on September 3, 2021

File No. 333-258221

Dear Mr. McPhee:

On behalf of our client, Embrace Change Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 27, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Eric McPhee U.S. Securities & Exchange Commission October 27, 2021 Page 2

Amendment No. 1 to Form S-1 filed September 3, 2021

Cover Page

1.

We partially reissue comment 1. Your cover page should prominently disclose that you are incorporated in China and that your principal executive offices and sponsor are located in China . Your disclosure on the cover page should also describe the legal and operational risks discussed in more detail in the summary and risk factors.

Response: The company has revised the disclosure on the cover page to a) prominently disclose that our principal executive offices and sponsor are located in China, and b) describe the legal and operational risks discussed in more detail in the summary and risk factors. The Company is not incorporated in China.

Summary, page 1

2.	We partially reissue comment 2. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners.

Response: The disclosure beginning on page 7 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

3.

We note your response to comment 3 and your belief that you are not required to obtain any “material licenses or approvals” because your principal executive offices are located in China and a majority of your executive officers and directors are located in, or have significant ties to, China. Please clarify the nature of any licenses or approvals you may be required to obtain without the materiality qualifier, and clarify when you may be subject to them (for example, while seeking and completing an initial business combination or while operating as a post-business combination entity). Please also explain the reasoning for your belief given that you are incorporated in China with principal executive offices in China. It is unclear what licenses, approvals and other requirements would not apply to you but would impact entities not incorporated or located in China. Please revise accordingly.

Response: The disclosure beginning on page 28 of the Amended Registration Statement has been revised in accordance with the Staff’s comment to disclose that the Company does not believe any licenses are required.

Eric McPhee U.S. Securities & Exchange Commission October 27, 2021 Page 3

4.

We note your response to comment 4. Please revise to clarify whether your use of the term “operate” includes the process of searching for a target business. In this regard, we note the revised disclosure stating that you are not required to obtain approvals from any PRC government authorities. Please reconcile with the statements elsewhere that you (1) “may be subject to a more stringent approval process with respect to foreign exchange activities, such as remittances of dividends and foreign-currency-denominated borrowings” and (2) “may be required” to obtain approval from the PRC government for the offering, a business combination, the issuance of shares, or maintenance of your status as a publicly listed company outside China.

Response: The disclosure beginning on page 28 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

5.

We note your revised disclosure on pages 8 and 96 in response to comment 5 and partially reissue the comment. You discuss SAFE circulars, but it is unclear what other relevant restrictions, if any, exist. And it is unclear how the circulars you reference and any other regulations regarding foreign exchange may restrict your ability to transfer cash between entities, across borders, and to U.S. investors after a business combination. We are also unable to locate disclosure addressing restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Please revise accordingly.

Response: The disclosure beginning on page 8 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Risk Factors, page 28

6.

We note your revised disclosure on page 67 regarding the Cyberspace Administration of China and partially reissue the comment. Please revise to explain how oversight by the CAC could impact the process of searching for a target and completing an initial business combination.

Response: The disclosure beginning on page 72 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Eric McPhee U.S. Securities & Exchange Commission October 27, 2021 Page 4

Capitalization, page 84

7.

We have considered your response to our prior comment 11. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable Class A shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

•	Each redeemable Class A share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

•

The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.

•

The unit of accounting is the individual share as each share has the right to be redeemed at the holders’ option upon a business combination. While the Company’s Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.

Response: The disclosure beginning on page 93 of the Amended Registration Statement has been revised in accordance with the Staff’s comment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner